SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 22, 2006

                                                            By:  /s/ Andrew M. Archibald_______

                                                                   Andrew M. Archibald, C.A., CFO

EMPLOYMENT AGREEMENT

OF

GREGORY A. YULL

THIS AGREEMENT made as of this 2nd day of August, 2006, by and between INTERTAPE POLYMER MANAGEMENT CORP., a Florida corporation (hereinafter called “Company,”) and GREGORY A. YULL (hereinafter “Employee”) effective as of such date.

W I T N E S S E T H:

In consideration of the covenants and agreements herein contained and the moneys to be paid hereunder, Company agrees to continue to employ Employee and the Employee agrees to continue to work for Company upon the following terms and conditions:

1.

Duties of Employee.  The Employee is employed by Company as its employee to render services as President, Distribution Products of its parent company, Intertape Polymer Group Inc. (“IPG”).  The Employee shall perform such duties as may from time to time be assigned by IPG's Board of Directors.  The Board of Directors of IPG may change the Employee’s position and/or job duties provided that the Employee’s position shall be that of a senior officer of IPG with meaningful responsibility and that there is no reduction in his salary and bonus as set forth in Section 3 below.

2.

Devotion of Full Time to Duties.  The Employee shall devote his full time to his duties outlined herein and shall not engage in or carry on or be employed by, directly or indirectly, any other business or profession without the consent of Company, provided, however, that nothing herein contained shall prohibit the Employee from investing or trading in stocks, bonds, commodities or other securities or forms of investments, including real property.  All fees or other income attributable to Employee's services during the term of this Agreement shall belong to Company, including but not limited to any commissions or incentives attributable to any services or products sold or offered by Company.

3.

Salary and Bonus.  Employee shall be entitled to an annual salary of Three Hundred Forty Thousand Dollars ($340,000.00) during the term of this Agreement, payable in accordance with the Company's regular payroll practices, plus an applicable annual bonus pursuant to the Company’s bonus plan for Senior Managers as it may exist from time to time, less lawful withholding and deductions.

4.

Term of Agreement.

(a)

Upon thirty (30) days’ prior written notice, either the Company or Employee may terminate the Employee’s employment at any time, without cause, and without any further obligation to the Employee except as set forth herein.  In the event Company terminates Employee for any reason other than cause, Employee shall be entitled to receive from Company as consideration for entering into the Severance Agreement and General Release attached hereto as Exhibit “B” (“Severance Agreement”), the following:

(i)

The Company shall continue to pay the Employee at his current rate of pay ($340,000.00 per annum) plus an amount which shall, on a percentage basis, not be less than the Employee’s average bonus percentage (determined based on the actual bonus paid to Employee divided by Employee’s base compensation) for the fiscal years ended for 2005 and 2006, less lawful withholding and deductions.  This payment shall continue for a period of twenty-four (24) months after Employee’s termination of employment.  All of Employee’s rights to compensation shall cease Twenty-Four (24) months after Employee’s last day of employment with the Employer (unless they cease earlier pursuant to this Agreement).  In no event shall the amount payable pursuant to this Subsection 4(a)(i) exceed $952,000.00 in the aggregate after the date of Employee’s termination of employment with the Company.

(ii)

The Company shall continue coverage for Employee and his eligible dependents under the Company’s medical and dental coverage plans with and subject to the then current cost sharing features of the Company’s plan for a period of two (2) years from Employee’s last day of employment with the Company.  Thereafter, the Employee may elect to continue such coverage as permitted by COBRA for the remainder of the COBRA period, at his own expense.

(iii)

Any of Employee’s stock options that have become vested and exercisable, but have not been exercised, shall remain vested and exercisable in accordance with the provisions of the Executive Stock Option Plan (the “Plan”).  Without limiting the generality of the foregoing, this termination shall not render the Employee’s stock options void.  Employee must exercise all of said stock options within the balance of the option period and in accordance with all other provisions as provided in the Plan, and any stock options not so exercised shall become void.

(iv)

In addition commencing upon Employee’s termination of employment the Employee shall be entitled to receive reimbursement for his annual dues for Laurel Oak Golf and Country Club (or reasonable equivalent of Employee’s choice) for a period of two (2) years.

(v)

To provide executive outplacement service with the firm of Lee Hecht Harrison (or reasonable equivalent of Employee’s choice) in accordance with the Company’s standard practices for executive employees.

The Employer’s foregoing obligations under subsections (i) - (v) above do not commence until Company has received the letter from Employee in the form attached to the Severance Agreement as Exhibit “A.”  Once the payments and benefits set forth in subsection (i) and (iv) above commence, in the event of Employee’s death, the Employer shall continue such payments and benefits to the estate of Employee.

The payments and benefits set forth above shall be in addition to any amounts due to Employee pursuant to the certain Stay-Pay Letter dated as of June 19, 2006.

(b)

Company may immediately terminate this Agreement at any time for “cause” as hereinafter defined, upon written notice to Employee.  If Employee is terminated for cause, all compensation and benefits paid or available herein shall cease and shall not be paid, except those earned prior to termination.  Vacation time earned shall be deemed forfeited.  The term “cause” as used in this paragraph shall mean:

(i)

Willfully damaging Company's property, business reputation, or goodwill;

(ii)

Commission of a felony;

(iii)

Theft, dishonesty, fraud, or embezzlement;

(iv)

Failure to follow the written instruction of the Board of Directors or Chief Executive Officer of the Company;

(v)

The use of alcohol, narcotics, or other drugs to the extent that it prevents Employee from effectively performing services for Company;

(vi)

The use at any time while performing services required under this Agreement of any illegal non-prescription drug or medication;

(vii)

Disclosing to a competitor or other unauthorized persons proprietary information, confidences, or trade secrets of Company;

(viii)

Recruitment of Company's personnel on behalf of a competitor or potential competitor of Company;

(ix)

Solicitation of business on behalf of a competitor or potential competitor of Company.

 (c)

This Agreement shall terminate effective upon the death of Employee.

5.

Breach.  Should it be necessary for Company to commence litigation against Employee for breach of this Agreement, then the prevailing party shall be entitled to its reasonable attorneys' fees (including paralegal or other support staff charges, bankruptcy and appellate fees and court costs) incurred in connection with such litigation.

6.

Invalid Provision. The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

7.

Modification.  No change or modification of this Agreement shall be valid unless the same be in writing and signed by the parties hereto.

8.

Applicable Law and Binding Effect.  This Agreement shall be construed and regulated under and by the laws of the State of Florida and shall inure to the benefit of and be binding upon the parties hereto and their heirs, personal representatives, successors, and assigns, as the case may be.  Personal jurisdiction for any proceeding brought pursuant to this Agreement shall be vested in an appropriate court in Florida.  Venue and exclusive jurisdiction for any legal action authorized hereunder shall be in Manatee County, Florida.

9.

Paragraph Headings.  Paragraph headings used throughout this Agreement are for purposes of identification only and shall not be used in connection with the construction or interpretation of this Agreement.

10.

Notices.  Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be given in writing by registered or certified mail, which shall be addressed to the parties as follows:

As to Company:

Intertape Polymer Management Corp.

3647 Cortez Road West

Bradenton, FL  34210

Attention: Burgess H. Hildreth

As to Employee:

Gregory A. Yull

1718 Bay View Drive

Sarasota, FL  34239

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be executed on the day and year first above written.

Signed, sealed and delivered

in the presence of:

COMPANY:

/s/ Yvonne E. Rossel

INTERTAPE POLYMER MANAGEMENT

CORP.

/s/ Cindy Williamson

By:/s/Burgess Hildreth

Name: Burgess Hildreth

Title:Vice President

Employee:

/s/ Yvonne E. Rossel

/s/ Cindy Williamson

/s/Gregory A. Yull

JOINDER AGREEMENT

Intertape Polymer Group Inc, hereby joins in the execution of this Agreement for the limited purpose of providing Employee assurance that the payments and benefits due to Employee hereunder will be paid and provided to Employee and for no other purpose.

INTERTAPE POLYMER GROUP INC.

By:  /s/ H. Dale McSween

        H. Dale McSween

        Interim Chief Executive Officer

SEVERANCE AGREEMENT AND GENERAL RELEASE

Intertape Polymer Management Corp., its parent corporation, affiliates, subsidiaries, divisions, successors and assigns, and the employees, officers, directors and agents thereof (collectively referred to throughout this Agreement as "Employer"), and Gregory A. Yull ("Employee") agree that:

1.

Employment Agreement.  The Employee entered into an Employment Agreement with Employer dated ___________, 2006 (the “Employment Agreement”).

2.

Repayment of Loan.  Employee acknowledges and affirms that he has an outstanding loan in the amount of            Dollars ($________.00) (the “Loan”) from Employer.  Employee agrees to repay the Loan in full by offset against amounts due to him pursuant to Section 4 of the Employment Agreement.

3.

No Consideration Absent Execution of this Agreement.  The Employee understands and agrees that he would not receive the monies specified in Section 4 of the Employment Agreement, except for his execution of this Agreement and the fulfillment of the promises contained herein.  Employee further acknowledges that the consideration received under this Agreement is above and beyond and in lieu of any consideration he would be due if he chose not to sign this Agreement.

4.

Revocation.  The Employee may revoke this Agreement for a period of seven (7) days following the day he executes this Agreement.  Any revocation within this period must be submitted, in writing, to Burgess Hildreth, and state, “I hereby revoke my acceptance of our Severance Agreement and General Release.”  The revocation must be personally delivered to Mr. Hildreth or his designee, or mailed to Mr. Hildreth and postmarked within seven (7) days of execution of this Agreement.  This Agreement shall not become effective or enforceable until the revocation period has expired.  If the last day of the revocation period is a Saturday, Sunday, or legal holiday in Florida, then the revocation period shall not expire until the following day which is not a Saturday, Sunday or a legal holiday.

5.

General Release of Claim by Employee.  The Employee knowingly and voluntarily releases and forever discharges the Employer, of and from any and all claims, known and unknown, which the Employee, his heirs, executors, administrators, successors, and assigns have or may have as of the date of termination of his employment, against the Employer, including, but not limited to, any alleged violation of:

•

The National Labor Relations Act, as amended;

•

Title VII of the Civil Rights Act of 1964, as amended;

•

Sections 1981 through 1988 of Title 42 of the United States Code, as amended;

•

The Employee Retirement Income Security Act of 1974, as amended;

•

The Immigration Reform Control Act, as amended;

•

The Americans with Disabilities Act of 1990, as amended;

•

The Age Discrimination in Employment Act, as amended

•

Workers Adjustment and Retraining Notification Act, as amended;

•

The Occupational Safety and Health Act, as amended;

•

Florida Statutes Chapter 447, 448, 760 and 440.205;

•

Any other federal, state or local civil or human rights law or any other local, state or federal law, regulation or ordinance;

•

Any public policy, contract, tort, or common law claim; or

•

Any allegation for costs, fees, or other expenses including attorneys' fees incurred in these matters.

Notwithstanding anything contained in this section, Employee shall retain his rights as existing as of the date of this Agreement to indemnification pursuant to applicable law and to insurance under the existing directors and officers liability policy for acts or omissions occurring prior to his last day of employment.

6.

Affirmations.  Employee affirms that he has not filed or caused to be filed, and is not presently a party to any claim, complaint, or action against Employer in any forum or form.  Employee further affirms that he has been paid and has received all leave (paid or unpaid), compensation, wages, bonuses, commissions, and/or benefits to which he may be entitled and that no other leave (paid or unpaid), compensation, wages, bonuses, commissions and/or benefits are due to him, except as provided in this Agreement and General Release.  Employee furthermore affirms that he has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the Family and Medical Leave Act.

7.

Confidentiality.  The Employee agrees not to disclose any information regarding the existence or substance of this Agreement, except to an attorney, tax consultant, member of his immediate family and/or accountant with whom the Employee chooses to consult regarding this Agreement, and/or pursuant to court order (with prior notice to be given to Employer).  Employee acknowledges that the provisions of this paragraph are an essential condition of this Agreement.  Employee agrees that liquidated damages as set forth in paragraph 15 below are appropriate for any such breach, and are not a penalty, inasmuch as actual damages cannot be readily calculated, and agrees that the amount of the liquidated damages is reasonable under the circumstances herein and irreparable harm to Employer would occur if these clauses were breached.  The Employee shall cause any persons to whom he makes disclosure under this paragraph to honor this covenant of confidentiality.  The provisions of this paragraph are an essential condition of this paragraph, and Employer’s promises herein are conditioned upon Employee’s promise to abide by this paragraph.  Nothing herein is intended to or shall preclude Employee from filing a complaint and/or charge with any appropriate federal, state or local government agency and/or cooperating with said agency in its investigation.  Employee, however, shall not be entitled to receive any relief, recovery, or monies in connection with any complaint or charge brought against Employer, without regard as to who brought any said complaint or charge.

8.

Non-Solicitation of Customers.

(a)

The Employee agrees that the Employer is engaged in a highly competitive business. The Employee agrees that while employed by the Employer, he had contact with and become aware of the Employer's customers and the representatives of those customers, their names and addresses, specific customer needs and requirements, and leads and references to prospective customers.  The Employee further agrees that loss of such customers will cause the Employer great and irreparable harm.

(b)

The Employee agrees that for twenty-four (24) months after the termination of his employment, he will not directly or indirectly solicit, contact, call upon, communicate with or attempt to communicate with any customer, former customer or prospective customer of the Employer in connection with the procurement, merchandising, marketing or trading of the principal products manufactured or distributed by Employer.  The principal products of Employer include, but are not limited to, pressure sensitive tapes, shrink, stretch, or other polyolefin films, complementary packaging systems for industrial and retail use, and woven products and flexible intermediate bulk containers.  This restriction shall apply only to any customer, former customer or prospective customer of the Employer with whom the Employee had contact during the last two (2) years of his employment with the Employer.  For purposes of the preceding sentence, "contact" means interaction between the Employee and the customer, former customer or prospective customer which takes place to further the business relationship, or performing services for the customer, former customer or prospective customer on behalf of the Employer.

9.

Non-Solicitation of Employees.  The Employee agrees that for twenty-four (24) months after the termination of his employment, he will not recruit, hire or attempt to recruit or hire, directly or by assisting others, any other employee of the Employer.

10.

Non-Competition.  Employee agrees that for a period of twenty-four (24) months after the termination of his employment, Employee will not, within the continents of North America, Europe and/or Asia, directly or indirectly, either as an individual on his own, or as a consultant, partner, joint venturer, employee, agent, independent contractor, salesperson, officer, director, shareholder, or in any other capacity whatsoever, become interested in, employed by or associated with any person, firm, corporation, partnership, joint venture, association, or any other business organization or entity engaged in any business that is competitive with the business of Employer, as such business exists as of the date of this Agreement.  Notwithstanding the foregoing, Employee may purchase stock as a stockholder in any publicly traded company; provided, however, that Employee may not own (individually or collectively with Employee’s family members, trusts for the benefit of Employee’s family members and affiliates of Employee) more than 5% of any company (other than the Company).

11.

Trade Secrets and Confidential Information.  The Employee agrees that the Employer has developed and will continue to develop certain valuable trade secrets and confidential information that are peculiar to the Employer's business and the disclosure of which would cause the Employer great and irreparable harm.

(a)

The term "Trade Secrets" means any scientific or technical information, design, process, procedure, formula or improvement that is valuable and not generally known to the Employer's competitors, and/or any other information that is defined as a “trade secret” under applicable law.  To the fullest extent consistent with the foregoing, and otherwise lawful, Trade Secrets shall include, without limitation, information and documentation pertaining to the design, specifications, capacity, testing, installation, implementation and customizing techniques and procedures concerning the Employer's present and future products and services.

(b)

The term "Confidential Information" means any data or information and documentation, other than Trade Secrets, which is valuable to the Employer and not generally known to the public, including but not limited to:

(i)

Financial information, including but not limited to earnings, assets, debts, prices, fee structures, volumes of purchases or sales, or other financial data, whether relating to the Employer generally, or to particular products, services, geographic areas, or time periods;

(ii)

Supply and service information, including but not limited to information concerning the goods and services utilized or purchased by the Employer, the names and addresses of suppliers, terms of supplier service contracts, or of particular transactions, or related information about potential suppliers, to the extent that such information is not generally known to the public, and to the extent that the combination of suppliers or use of particular suppliers, though generally known or available, yields advantages to the Employer the details of which are not generally known;

(iii)

Marketing information, including but not limited to details about ongoing or proposed marketing or agreements by or on behalf of the Employer, marketing forecasts, results of marketing efforts or information about impending transactions;

(iv)

Personnel information, including but not limited to employees' personal or medical histories, compensation or other terms of employment, actual or proposed promotions, hiring, resignations, disciplinary actions, terminations or reasons therefore, training methods, performance or other employee information; and

(v)

Customer information, including but not limited to any compilations of past, existing or prospective customers, customer proposals or agreements between customers and the Employer, status of customer accounts or credit, or related information about actual or prospective customers.

12.

Non-Disclosure of Trade Secrets and Confidential Information. The Employee agrees that for so long as the pertinent information or documentation remains a Trade Secret or Confidential Information, he will not directly or indirectly use, disclose or disseminate to any other person, organization or entity or otherwise employ any Trade Secrets or Confidential Information. The obligations set forth herein shall not apply to any Trade Secrets or Confidential Information which shall have become generally known to competitors of the Employer through no act or omission of the Employee.

13.

Return of Property.  The Employee agrees that he will deliver to the Employer within five (5) business days of the termination of his employment (i) all memoranda, notes, records, computer programs, computer files, drawings or other documentation, whether made or compiled by the Employee alone or with others or made available to him while employed by the Employer, pertaining to Trade Secrets, Confidential Information or other inventions and works of the Employer and (ii) all Trade Secrets, Confidential Information and other inventions and works of the Employer in the Employee's possession.

14.

Non-Disparagement.  Employee acknowledges that, as a condition to this Agreement, he shall not make any negative or disparaging remarks about Employer to any person. Employee shall execute resignations with respect to all positions with Employer and its affiliates upon request of Employer.

15.

Breach of this Agreement and Liquidated Damages.  Employee promises to abide by the terms and conditions of this Agreement and agrees that a breach by him of Sections 7 – 14 and 16 is a material breach of this Agreement, will cause irreparable harm to Employer, and that remedies at law may be inadequate to protect Employer in the event of such breach, and, without prejudice to any other rights and remedies otherwise available to Employer, Employee agrees to the granting of injunctive relief in Employer’s favor without proof of irreparable harm, plus attorneys’ fees and costs to enforce these provisions.  Employee further agrees that in the event of a breach by Employee of such sections as referenced in this paragraph, Employee shall be liable to Company for any damages caused by the breach.

16.

Standstill Provision.  Employee hereby agrees that, for a period ending the earlier of (i) twenty-four (24) months from the termination of his employment, (ii) in the event of the announcement of a transaction which could lead to a Change in Control as defined in the COC Agreement (as defined in Employee’s Employment Agreement referenced in paragraph one (1) above) by a party not affiliated with Employee or, (iii) the engagement by the Employer of an investment banking or similar firm to sell Intertape Polymer Group Inc. (“IPG”), or enter into a transaction which would lead to a Change in Control (the "Restricted Period"), neither Employee nor any person with whom Employee is affiliated, without the prior written consent of the Employer, will, in any manner, whether publicly or otherwise, directly or indirectly (nor will Employee in any way assist, finance, influence or encourage any other person or entity, whether publicly or otherwise, directly or indirectly to), initiate, make, effect, cause or seek, offer or propose to initiate or participate in or take a position with respect to (i) any acquisition of any securities or assets of the Employer or any of its affiliates or beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")) thereof; (ii) any tender or exchange offer, merger, or other business combination involving the Employer; (iii) any sale of assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Employer (iv) any "solicitation" of "proxies" (as such terms are used in the rule of the Securities and Exchange Commission) or consents which relates in any way to any shares of common stock or other securities of the Employer, whether before or after the formal commencement of any such solicitation; (v) advising or influencing any person or entity with respect to the voting of, or the giving or withholding of any consents with respect to, any shares of common stock or other securities of the Employer; (vi) calling, or seeking to call, a meeting of the Employer’s shareholders or executing any written consent or initiating or continuing any shareholder proposal for action by shareholders of the Employer; (vii) otherwise acting, alone or in concert with others, to seek to acquire control of the Employer; (viii) bringing any action or otherwise acting to contest the validity of these provisions or seeking a release of the restrictions contained herein; (ix) any formation of a "group" within the meaning of Section 13(d)(3) or Section 14(d)(2) of, or Rule 13d-5 under, the 1934 Act, with respect to securities of the Employer or its affiliates; (x) any action which would at any time require the Employer or any of its affiliates to make a public announcement regarding any of the foregoing; (xi) any disclosure of any intention, plan or arrangement inconsistent with any of the foregoing, except to the extent required by law; or (xii) any discussions, arrangements, understandings, agreements or proposals with any person or entity with respect to any of the foregoing.  Employee also agrees that, during the Restricted Period, neither Employee nor any person with whom he is affiliated will request the Company or any of Employer’s representatives, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).  If at the time of this Agreement Employee is engaged in any of the foregoing, Employee agrees to promptly cease or withdraw any action.

Employee agrees that the Employer will be irreparably injured by a breach of this paragraph by Employee or his representatives, that monetary remedies are inadequate to protect against any actual or threatened breach of this Agreement by Employee or any person with whom he is affiliated, and that the Employer shall be entitled to specific performance or other equitable relief as a remedy for such breach or to prevent any such threatened breach.  Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

17.

Attorney's Fees.  If any party must enforce any of his/its rights in this Agreement through arbitration and/or legal proceedings, the prevailing party shall be entitled to recover his/its reasonable costs, expenses and attorney's fees incurred in connection with the enforcement of his/its rights.

18.

Waiver of Breach.  The Employer's waiver of a breach of any provision of this Agreement by the Employee does not waive any subsequent breach by the Employee nor does the Employer's failure to take action against any other employee for similar breaches operate as a waiver by the Employer of a breach.

19.

Court's Right to Modify Restrictions.  The parties have attempted to limit the Employee's right to compete only to the extent necessary to protect the Employer from unfair competition.  In light of the substantial consideration hereunder, Employee hereby specifically acknowledges and agrees that the provisions of paragraphs 7 through 13 (including, without limitation, their time and geographic limits) are reasonable and appropriate, and that Employee will not claim to the contrary in any action brought by Employer to enforce any of such provisions.  Nonetheless, the parties agree that, if the scope or enforceability of paragraphs 8 through 13 of this Agreement is in any way disputed at any time, a court or other trier of fact may modify and enforce the Agreement to the extent it believes to be reasonable under the circumstances.

20.

Successors.  This Agreement shall be binding upon and inure to the benefit of the Employer and its successors and assigns, and the Employee, his heirs, executors and administrators.

21.

Injunctive Relief.  The Employee understands, acknowledges and agrees that in the event of a breach or threatened breach of any of the covenants and promises contained in this Agreement the Employer shall suffer irreparable injury for which there is no adequate remedy at law, and the Employer will therefore be entitled to injunctive relief from the courts enjoining said breach or threatened breach, as more specifically set forth in paragraph 16 above.  Employee agrees that the time periods set forth in paragraphs 8 through 13 above shall not include any period of violation or period of time required for litigation to enforce the covenants set forth above.  Employee further acknowledges that his obligations as set forth in paragraphs 8 through 17 survive the termination of this Agreement.  The Employee further acknowledges that the Employer also shall have the right to seek a remedy at law as well as or in lieu of equitable relief in the event of any such breach.

22.

Governing Law and Interpretation.  This Agreement shall be governed and conformed in accordance with the laws of the State of Florida without regard to its conflict of laws provision. Venue and exclusive jurisdiction for any legal action authorized hereunder shall be vested only in the appropriate state or federal court located in Manatee County, Florida.

23.

Severability.  In the event that any provision contained in this Agreement shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the party for whose benefit the provision exists, be in any way impaired.  Notwithstanding the foregoing, if any such provision determined to be invalid, illegal or unenforceable may be valid, legal or enforceable by modification thereof, then the party for whose benefit the provision exists, may make such modification as may be necessary to make such provision valid, legal or enforceable.

24.

Nonadmission of Wrongdoing.  The Employee agrees that neither this Agreement nor the furnishing of the consideration for this Release shall be deemed or construed at anytime for any purpose as an admission by the Employer of any liability or unlawful conduct of any kind.

25.

Amendment.  This Agreement may not be modified, altered or changed except upon express written consent of both Parties wherein specific reference is made to this Agreement.

26.

Entire Agreement.  This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements, specifically including the COC Agreement, which shall be terminated as of the execution hereof, or understandings between the parties, except the Employee Stay Pay Letter, dated June 19, 2006, which remains independently enforceable in accordance with its terms and unaffected by the terms of this Agreement.

THE EMPLOYEE IS HEREBY ADVISED IN WRITING THAT HE HAS TWENTY-ONE (21) DAYS TO CONSIDER THIS AGREEMENT AND TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS AGREEMENT.

THE EMPLOYEE AGREES THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS AGREEMENT DO NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL TWENTY-ONE (21) DAY CONSIDERATION PERIOD.

HAVING ELECTED TO EXECUTE THIS AGREEMENT, TO FULFILL THE PROMISES SET FORTH HEREIN, AND TO RECEIVE THEREBY THE SUMS AND BENEFITS SET FORTH IN SECTION 4 OF THE EMPLOYMENT AGREEMENT, THE EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT, INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS HE HAS OR MIGHT HAVE AGAINST THE EMPLOYER.

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Agreement as of the date set forth below:

Gregory A. Yull

Date

Intertape Polymer Management Corp.

By:

Date

EXHIBIT A

Mr. Burgess Hildreth

Vice President Human Resources

Intertape Polymer Group

3647 Cortez Road West, Suite 102

Bradenton, FL  34210

Re:

Severance Agreement and General Release

Dear Mr. Hildreth:

On                      , 2006, I executed a Severance Agreement and General Release between Intertape Polymer Management Corp. and me.  I was advised by you, in writing, to consult with an attorney of my choosing prior to executing this Severance Agreement and General Release.

More than seven (7) days have elapsed since I executed the above-mentioned Severance Agreement and General Release.  I have at no time revoked my acceptance or execution of that Severance Agreement and General Release, and I hereby confirm my acceptance of that Severance Agreement and General Release.  Therefore, in accordance with the terms of our Severance Agreement and General Release, I hereby request payment of the monies and benefits described in that agreement as well as my Employment Agreement dated ___________, 2006.

Sincerely,